SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of  MAY , 2004.
                                          -----   ----

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------           ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes               No      X
                                 ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------
                                           (Registrant)

Date   May 3, 2004                         By  /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           (Signature)
                                           Joseph Grosso,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         May 3, 2004

3.       NEWS RELEASE

         A press release dated May 3, 2004 was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         Please see attached news release.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         Please see attached news release.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

         Joseph Grosso
         President & CEO
         Phone:  (604) 687-1828

9.       DATE OF REPORT

         May 3, 2004.


                                                  /s/ Joseph Grosso
                                                  ------------------------------
                                                  Joseph Grosso, President & CEO

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------


NEWS RELEASE                                                         MAY 3, 2004


                       CORPORATE REORGANIZATION PROPOSAL


IMA EXPLORATION INC. (IMR-TSX.V, IMXPF-OTC.BB) is pleased to announce details of a Corporate Reorganization that will be presented to shareholders for their approval at the upcoming Annual and Special General Meeting on June 24th, 2004. This proposal reflects the Directors' and Management's belief that executing a reorganization is the logical next step to ensure that IMA's present share price reflects the true value of IMA's assets, and, in particular, attributes fair value to IMA's exploration property portfolio.

In addition to IMA's 100% owned Navidad silver discovery, the Company controls 36 exploration projects all acquired on advantageous terms over the past 10 years; six of which are being explored by joint venture partners. Considerable funds have been spent to advance these projects that are now at various stages of development and located in some of the most prolific mining districts in South America (several in very close proximity to major discoveries). Despite the advancement of many of these projects through quality exploration work, they are currently receiving little or no market valuation due to being overshadowed in the marketplace by the high profile of the Navidad silver discovery.

To unlock IMA's fair market value for all shareholders Management proposes to undertake a corporate restructuring which would have the result of splitting its present mineral resource assets between two separate public companies. Upon implementation of the corporate restructuring, IMA will continue to hold a 100% interest in the Navidad project, while the newly created public company ("Newco") will hold the non-Navidad projects.

These two separate public companies would be owned by all the existing shareholders, but each would have a separate focus. Newco would be committed to grass roots exploration while IMA Exploration Inc. would retain the Navidad silver discovery and focus on:

1. Significantly expanding the drill program on the numerous targets within Navidad.

2.  Conducting a more detailed regional exploration for Navidad-style targets.

3.  Pursuing listings on major U.S. and Canadian stock exchanges.

4. Completing a bankable feasibility study on the Navidad project in a timely fashion.

The remaining projects, other than Navidad, would be put into Newco, a brand new company with the same Board of Directors as IMA and managed by the same team at Grosso Management Group. Newco will then be free to focus on grass roots exploration for new mineral discoveries. The stock markets will then have the opportunity to fairly value Newco's exploration assets.

IMA Exploration Inc.
Page 2


Shareholders of IMA will receive the same percentage interest in Newco as they presently hold in IMA on a one share of Newco for every 10 shares of IMA basis. Upon completion of the reorganization, holders of IMA warrants will, upon exercise of those warrants, receive 10 IMA shares and one Newco share for every 10 warrants exercised. All outstanding IMA stock options will remain unaffected by the reorganization.

This reorganization will be accomplished by way of a statutory plan of arrangement and is subject to court approval, shareholder approval and regulatory approval. IMA intends to seek approval of the reorganization from its shareholders at its Annual and Special General Meeting, presently scheduled for June 24, 2004. Complete details of the proposed reorganization will be set forth in the management proxy circular to be mailed to IMA shareholders in connection with its annual and special general meeting.



ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

                                                                  2004 NUMBER 17